Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

The following table sets forth NewStar Financial’s earnings to fixed charges for the periods indicated:

	Year Ended December 31,					Six Months Ended June 30,
	2010	2011	2012	2013	2014	2014	2015
	($ in thousands)
Pretax income	$17,354	$23,551	$40,977	$41,151	$18,079	$12,894	$7,357
Gain on acquisition	(5,649)	—	—	—	—	—	—
Non-controlling interest income	(187)	—	—	—	—	—	—
Loss/(income) from equity method of accounting	—	2,879	469	(1,349)	863	—	795

Net income from continuing operations	$11,518	$26,430	$41,446	$39,802	$18,942	$12,894	$8,152

Fixed charges:
Interest expense	$40,558	$34,953	$35,591	$46,203	$61,932	$53,419	$30,526
Interest factor of rent expense	—	—	—	—	—	—	—

Total fixed charges	$40,558	$34,953	$35,591	$46,203	$61,932	$53,419	$30,526

Net income from continuing operations plus fixed charges	$52,076	$61,383	$77,037	$86,005	$80,874	$66,313	$38,678

Ratio of earnings to fixed charges	1.3x	1.8x	2.2x	1.9x	1.3x	1.2x	1.3x

(1)	The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For the purpose of calculating these ratios, earnings consist of operating income before income taxes and fixed charges. Fixed charges consist of interest expense and the component of rental expense that we belief to be representative of the interest factor for those amounts. NewStar Financial, Inc. does not have any preferred stock outstanding and there were no preferred stock dividends paid or accrued during the periods presented.